Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended September 30,		Six Months Ended September 30,
(in thousands, except for ratios)	2017	2016	2017	2016

Earnings
Pretax income before equity in pretax earnings of unconsolidated affiliates	$41,537	$39,264	$44,830	$27,571
Fixed charges (net of interest capitalized)	4,416	4,660	8,734	9,191
Distribution of earnings from unconsolidated affiliates	—	—	—	—
Total Earnings	$45,953	$43,924	$53,564	$36,762

Fixed Charges and Preference Dividends
Interest expense	$3,964	$4,335	$7,896	$8,389
Interest capitalized	—	—	—	—
Interest component of rent expense	452	325	838	802
Total Fixed Charges	4,416	4,660	8,734	9,191
Dividends on convertible perpetual preferred stock (pretax) (1)	—	5,673	—	11,345
Total Fixed Charges and Preference Dividends	$4,416	$10,333	$8,734	$20,536

Ratio of Earnings to Fixed Charges	10.41	9.43	6.13	4.00

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	10.41	4.25	6.13	1.79

(1) All outstanding shares of the Company's convertible perpetual preferred stock were converted for common stock or cash in the third and fourth quarters of fiscal year 2017. Dividend payments on the preferred stock ceased upon conversion.